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                               MAILLEFER INSTRUMENTS SA

                                         AND

                                    DENTSPLY LTD.

                             SALES AND PURCHASE AGREEMENT
                                       5/30/95











































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               This Sales-Purchase Agreement is made on this 30th day of
               May 1995 between

               -    Maillefer Marthe
               -    Maillefer Pierre-Luc
               -    Jaccard Fernand
               -    Privet Josiane
               -    Delvecchio Ghislaine
               -    Ebersberger Pierrette
               -    Chappex Renee
               -    Jaccard Jacqueline
               -    Schworer Marie
               -    Maillefer Marc
               -    Favre Augusta
               -    Lecoultre Claire-Lise
               -    Marletaz Charles
               -    Maillefer Michel
               -    Maillefer Pierre
               -    Heirs of Walter Maillefer
               -    Maillefer Gertrude
               -    Maillefer Henri

               represented jointly by Michel Maillefer and Pierre-Luc
               Maillefer

               (hereinafter collectively referred to as "the Sellers")

                                         and

               Dentsply Ltd., a corporation registered in the British Cayman Islands having is registered office c/o Campbell Directors Ltd., P.O.B. 268, George Town, Grand Cayman, doing business at Hamm Moor Lane, Addlestone, Weybridge, Surrey KT15 2SE, England,

               (hereinafter referred to as "the Purchaser")

                                         and

               DENTSPLY International Inc., 570 West College Avenue, P.O. Box 872, York, PA 17405-0872, as Guarantor

               Whereas,

               - The parties have entertained a close business-relationship since 1985 in the distribution of the products manufactured by them.

               - The Sellers have sought a strategic alliance with a strong business partner in order to ascertain the continuing prosperity of their business in internationally competitive markets;





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               -    The Sellers are the beneficial owners of at least 95
                    percent of the shares of Maillefer Instruments SA ("the Company");

               - The Purchaser is willing to purchase and the Sellers are willing to sell their interest in the Company;

               Now, therefore, the parties agree as follows:


               1.   Definitions

                    In this Agreement, unless the context requires otherwise, the following expressions shall have the following meaning:

               - "Adapted Financial Statements" shall mean an estimated conversion of Maillefer's Swiss Statutory Accounts at 31st December 1994 to US-GAAP-financial data, including the adjustment to Fair Market Value prepared by Sellers representative ATAG Ernst and Young and attached hereto as Annex 1.

               - "Agreement" means this present agreement including its annexes, exhibits and related covenants;

               -    "Balance Sheet Date" shall mean 31st December 1994;

               - "Company" shall mean Maillefer Instruments SA, 3 Chemin Verger, CH-1338 Ballaigues, and its Subsidiaries, the Articles of Incorporation of which and the relevant extracts from the Commercial Registry of the Canton of Vaud relating thereto are contained in Annexes 2, 3, 4, 5, 6 and 7 hereto and its Subsidiaries;

               - "Completion" shall mean the completion of the sale and purchase of the Shares pursuant to clause 5 hereof;

               - "Escrow Account" means the account referred to in clause 4.3 hereof and operated in accordance with a separate escrow agreement of even date herewith made between the parties hereto and the Escrow Agent Revisuisse Price Waterhouse AG, conformed copy of which is attached hereto as Annex 8;

               - "Escrow Agent" shall mean Revisuisse Price Waterhouse AG, Stampfenbachstrasse 109, P.O. Box, 8035 Zurich;

               - "Fair Market Values" shall mean the values attributed to assets and liabilities in the US-GAAP Estimated Financial Data adjusted to the values listed in the column marked "Estimated Market Value" compiled by ATAG

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                    Ernst and Young and contained in the Adapted Financial
                    Statements.

               - "Guaranteed Equity" shall mean the total stockholders equity as expressed in the Fair Market Values.

               - "Escrowed Funds" means the funds deposited in the Escrow Account at any time;

               - "Inspection Period" means a period of 1 year after Completion referred to in clause 8.1 hereof;

               -    "Lex Friedrich" means the Federal Law on the
                    Restrictions for the Acquisition of Real Estate by Foreign Persons of 16th December 1983 and related federal and cantonal legislation;

               - "Licenses and Permits" shall mean all licenses and permits issued to the Company or in which the Company has any interest;

               - "Notification Period" means a period of 90 days after the Inspection Period;

               - "Property" means the immovable property, land, buildings and other constructions owned by the Company;

               - "Purchase Price" shall mean the purchase price for the Shares as defined in clause 4 hereof;

               - "Shares" means the shares of Maillefer Instruments SA of a nominal value of SFr. 50.-- each forming the object of the Sale as per list contained in Schedule 1 hereto;

               - Subsidiaries" means Manuplast SA, Ballaigues, and Societe Immobiliere du Champ des Echelles SA,
                    Ballaigues;

               - "Statutory Accounts" shall mean the statutory audited accounts of the Company and of its Subsidiaries for the financial period ended 31st December 1994 contained in Annex 9 including the balance sheet with profit- and loss accounts for the financial period ended 31st December 1994 with attached detailed report of the auditors contained in Annex 10 hereto.


               2.   Object of Sales

               The object of sales is at least 6840 and, at the Sellers option, up to 7200 registered Shares of a nominal value of

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               SFr. 50.-- each fully paid-up beneficially owned by the
               Sellers.


               3.   Sale and Purchase

               The Sellers hereby sell and the Purchaser hereby purchases the Shares with all rights attaching thereto with effect from June 1st, 1995, subject to 6 Completion. No dividend for the business year 1994 shall have been declared and distributed.


               4.   Purchase Price

               4.1 On Completion, the Purchaser shall pay the Sellers the Purchase Price as hereinafter defined.

               The Purchase Price shall be determined by multiplying the number of Shares by SFr. 11'000.--.

               4.2 The Purchase Price, less the amount to be deposited in escrow pursuant to clause 4.3.1 hereof, shall be paid on Completion in cash or by way of a bankers cheque drawn on one of the major Swiss banks to the order of the Sellers or by way of bank transfer value as per the date of Completion evidenced by the exchange of the appropriate credit advices.

               4.3.1 An amount equivalent to 7.5 percent of the Purchase Price shall be paid into the Escrow Account, account-no 590-934-04N with Union Bank of Switzerland, Zurich, in the name of the Escrow Agent, and serve as security for claims for guarantees under clauses 7 and 8 hereof that the Purchase may assert under this agreement.

               4.3.2  The Escrow Account shall be released as follows:

               (i) Except for an amount of SFr. 2 million ("the Residual Escrowed Funds"), within 5 days after the lapse of the Notification Period, unless a claim for guarantees is asserted and notified by the Purchaser within this period and the Escrow Agent is notified accordingly in writing.

               (ii) The Residual Escrowed Funds shall be released 5 years and 90 days after the date of Completion, unless a claim for guarantees relating to fiscal, social security or environmental matters within the meaning of clause 8.2 hereof is asserted and notified by the Purchaser within such period and the Escrow Agent is notified accordingly in writing.


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               4.3.3  The Purchaser undertakes towards the Sellers that it shall give its consent to the release of such Escrowed Funds that are to be released in accordance with this agreement and to execute the according joint instruction to the Escrow Agent as soon as the conditions for a release of Escrowed Funds are met.

               4.3.4 Payments under guarantees asserted by the Purchaser hereunder and computed in conformity with clause 8.4 hereof shall be debited to the Escrow Account.

               4.3.5 The fees and cost charged by the Escrow Agent for the operation of the Escrow Account shall be borne by the parties in even parts.

               4.3.6 In all other respects, the operation of the Escrow Account shall be governed by the Escrow Agreement which, in relation between the parties hereto, is hereby incorporated into this agreement by reference.

               4.3.7 Interest earned on the Escrowed Funds (less commissions, fees, etc. of the bank) shall be allocated between the Sellers and the Purchaser in proportion to payments made out of Escrowed Funds to them and released together with the underlying original principal amount. In the event that a payment is made against guarantees asserted and not debited to the Escrow Account, such payment shall be accompanied by interest computed at the same rates as the interest credited to the Escrow Account.


               5.   Completion

               5.1 Completion shall take place within 5 days after the conditions precedent contained in Schedule 2 hereto shall have been fulfilled at Lausanne, Law Office of Me Carrard, or at such other place as the parties may agree.

               5.2 On Completion, the Sellers shall deliver to the Purchaser or its representatives

               (i) the Shares or share certificates representing the Shares endorsed in blank;

               (ii) the consent of Mrs. Gertrude Maillefer to the transfer of the Shares to the Purchaser together with a declaration to the effect that she irrevocably waives her life interest in respect of the 690 Shares attributable to the estate of Walter Maillefer.



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               (iii)     the Minutes of an Extraordinary Meeting of the
                         Shareholders of the Company approving the sale of the Shares and authorizing the entry of the Purchaser into the shareholders registry of the Company in conformity with art. 7 of the Articles of Incorporation;

               (iv) a binding advice of the Commission Fonciere du Canton de Vaud that the acquisition of the Shares does not require any authorization under the Lex Friedrich or a final and enforceable decision of the Commission Fonciere du Canton de Vaud to the same effect or to the effect that permission for the sale of the Shares to the Purchaser has been given.

               6.   Representations of Purchaser

               6.1 The Purchaser represents to the Sellers that it knows the Articles of Incorporation of the Company as in force to date and all facts on the Company to the extent required by law to be published in the Commercial Registry. A copy of the Articles of Incorporation as in force to date and an extract from the Commercial Registry of the Canton of Vaud on the Company are attached hereto as Annexes 2 to 7.

               6.2 The Purchaser represents to the Sellers that it has received, prior to the signing of this Agreement, a copy of the Adapted Financial Statements and that it has conducted a due diligence investigation of the Company the findings of which, however, do not restrict the guarantees given by the Sellers in clause 7 hereof.

               6.3 The Purchaser undertakes and covenants to the Sellers to use its best efforts, subject to substantial changes of circumstance relevant for the conduct of the Company's business,

               -    to preserve the Maillefer name worldwide;

               -    to keep the production facilities in Ballaigues;

               - to continue to develop and grow the Maillefer business with the same value systems of high quality and R AND D innovation that Maillefer has established;

               - to maintain the current management team throughout the Ballaigues organization;

               - to fully support the management team, their business principles and philosophy and Ballaigues' full time employment levels.

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               6.4  The Purchaser undertakes that it shall cause the
               Company to develop its franchise by way of successive integration into the Purchasers organisation. The pace and degree of integration shall pay due regard to the particularities of the relevant markets and using the experience of Michel Maillefer during the continuance of his employment with the Company. The Purchaser shall use its best endeavours to preserve the network of Maillefer distribution where their performance shows that they deserve the opportunity to continue with the distribution of the Maillefer products.

               7.   Guarantees of Sellers

               The Sellers guarantee to the Purchaser that:

               7.1 They are the beneficial owners of the Shares which are free from any lien or any other rights of third parties.

               7.2 The Adapted Financial Statements give a true and fair view of the financial situation and state of affairs of the Company at Balance Sheet Date;

               7.3 The Statutory Accounts have been prepared in accordance with the provisions of the Swiss Code of Obligations and accounting principles, standards and practises generally accepted in Switzerland;

               7.4 The Statutory Accounts have been prepared on a basis consistent with that adopted in preparing financial statements for the previous three annual financial periods;

               7.5 The Fair Market Values and Guaranteed Equity correspond to the actual value of the respective assets and liabilities established in conformity with the guidelines described in the Adapted Financial Statements.

               7.6 Since the Balance Sheet Date, as regards the Company, except as disclosed in the Disclosure Letter attached hereto as Annex 11:

               (i) there has been no material adverse change in its affairs or condition, financial or otherwise;

               (ii) its business has been carried on in the ordinary course;

               (iii) between the Balance Sheet Date and the Completion, the Company has not entered into any commitments, except in the normal course of business and necessary for the day to day conduct of its affairs.

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               7.7  At Completion, except as disclosed in the Statutory
               Accounts, no guarantees, indemnities or other contingent liabilities exist for the benefit of any third party.

               7.8 Except as disclosed in the Disclosure Letter, there are no options, warrants, calls or rights of any kind to purchase or otherwise acquire, and no securities are convertible into, the capital stock of the Company, and there are no other agreements of any kind or character obligating the Company to issue, transfer or sell any of its capital stock authorized or outstanding.

               7.9 The Sellers have all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

               7.10 The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not conflict with, or result in any violation of or default under any provision of any mortgage, indenture, lease, agreement or other instrument, or any permit, concession, grant, franchise, license, Order of Law, applicable to the Company or of the Subsidiaries.

               7.11 The documentation that has been submitted by the Sellers to the Purchaser for the purpose of the legal due diligence investigation described in Annex 12 hereto is complete and contains all information and documentation relevant in order to enable the Purchaser to fully appraise the Company's and its subsidiaries' financial, legal and business situation.

               The Company has not concluded any contract nor is it subject to any obligation which is either of a long-term nature or the yearly value of which is in excess of SFr. 25'000.--, and which departs from the Company's ordinary conduct of operations, except as described in the Disclosure Letter.

               7.12 The Company or the Sellers have no subsidiaries and does not own directly or indirectly any capital stock of, or has any direct or indirect equity or ownership interest in the business of any corporation or entity operating and competing with the Company or Dentsply in the dental field, except as described in the Disclosure Letter.

               7.13 The Company is not at present engaged in any legal action, arbitration, administrative proceedings other than as plaintiff in the collection of debts arising in the ordinary course of business and, to the best of the Sellers' knowledge, no such procedures are pending or threatened, except as described in the Disclosure Letter.

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               7.14  Annex 13 hereto contains a complete and correct list and description of trademarks, trade names, copyrights, and all applications therefor, and other similar intellectual property rights held for use by the Company (the "Property Rights"). The Company is the registered and beneficial owner of such Property Rights. Except as so stated, the Company has not received any notice or claim that any Property Right is not valid or enforceable by its owner or that there has been any infringement of any copyright, patent or other property right of any third party by the Company.

               7.15 The Company is the sole owner of the patents listed in Annex 14 free from all incumbrances. The patents are in force and the Company has not received any notice that there are any actions, claims, proceedings, costs and damages including any damages or compensation paid by the Company on the advise of its legal advisors to compromise or settle any claim, nor any legal costs or other expenses arising out of any breach of the above warranties or out of any claim by a third party bases on any facts which is substantiated would constitute such a breach.

               7.16 Annex 15 contains the full list of all demarcation agreements or similar agreements relating to the limited use of Property Rights (except for licence agreements).

               7.17 The Company has obtained, has acted and is acting within the authority conferred by all licences, consents, permits, approvals and authorities prescribed by any law and regulation required for the carrying on of its business operations, in particular importing or exporting any goods or products.

               All such licences, permits or other approvals concerning the Company are and will remain in full force and effect beyond the Completion Date.

               7.18 The assets and the business of the Company are and have been owned and operated in compliance with all applicable laws including, without limitation, applicable safety standards in production facilities and processes and all employment/labor laws.

               7.19 The Company has not received any notice of, nor are there any claims pending or threatened by any governmental body or any third party regarding the Company's assets or regarding any of its business activities.

               7.20 All required government permits and licenses to conduct business in the territories where business has been and is actually conducted have been obtained and are still

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               in force.  All permits and licenses are in conformity with any law, regulation or directive or industry standard presently in force in the territories where business has been and is actively conducted, in particular in the European Union.

               7.21 In respect of taxation, all returns which are or have been required to be made or given by the Company have been made or given within the requisite periods and on a proper basis and are up-to-date and correct, and all tax due has been paid or adequate reserves made for tax unpaid and in respect of which a claim could be made by tax authorities.

               7.22 The Receivables, as shown in the Adapted Financial Statements, are collectable within twelve months after Balance Sheet Date, except for delays due to pleas that may be raised by customers in respect of proper performance arising in the normal course of business and based on events occurring after Completion Date and except for those Receivables in respect of which special payment terms have been granted by way of contract and which are listed in Annex 16.

               7.23 The Receivables for which special payment terms have been granted are collectable in accordance with these terms.

               7.24 On the Completion Date, under current interpretation of existing Swiss legislation and/or administrative regulations,

               (i) the soil of the property will be free of hazardous substances, waste, pollutant or other substance likely to have adverse effects on it or on the ground water or the air near any real property, which could result in any liability with respect to clean-up, remediation, removal or abatement, whether on any property owned by the Company or elsewhere;

               (ii) the buildings and other structures on the property will not contain substances hazardous to human health, e.g. asbestos, clophin and/or PCB (Polychloride Biphenyl), hormones of any kind or radioactive substances;

               (iii) the pollution and contamination of soil identified in the Environmental Due Diligence Report of ABConseil SA of 19th May 1995, Section 6, p. 5 ss., relating to the site designated as "Le Creux" will not require any remediation by way of cleansing or otherwise.


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               For any pollution of the type described in this clause 7.24 to the extent not or not fully provided for in the Statutory Accounts and the Adapted Financial Statements, the costs (net of any value-added tax) of removal of the pollution and of any measures required under public law as well as any damage claims asserted by third parties shall be borne by the Sellers within the limits set by clause 8.3 hereof.

               8.  Verifications, Remedies for Claims for Guarantees

               8.1 The accuracy of the guarantees given by the Sellers must be verified by the Purchaser within an Inspection Period of one year after Completion. The warranties shall be deemed to have been accepted as correct in all parts, unless a notice of defect shall have been given in writing to the Sellers before the lapse of the Notification Period, stating in detail the nature of the defect in respect of which a claim for guarantee is asserted. In the event of disagreement as to the justification of a claim for guarantees asserted, legal action must be initiated within a period of two years following Completion failing which an according claim for guarantees shall be deemed to be forfeited.

               8.2 Notwithstanding anything to the contrary contained in clause 8.1 hereof, in respect of a claim for guarantees relating to fiscal, social security and environmental matters, a notice of defect must be given in writing to the Sellers and legal action initiated within a period of five years and 90 days following Completion failing which an according claim for guarantees shall be deemed to be forfeited.

               8.3 In the event that a claim is asserted under a guarantee, the sole and exclusive remedy available to the Purchaser is to claim for a reduction of the Purchase Price. Claims for reduction shall not exceed an aggregate amount equivalent to 7.5 percent of the Purchase Price. To the extent that no claim for a guarantee is asserted and notified before the lapse of the Notification Period, the Seller's liability for guarantees asserted and notified during the period referred to in clause 8.2 above shall be limited to an amount of SFr. 2 million.

               8 4.1 On the occurrence of any event giving rise to a claim under a guarantee of the Sellers hereunder and which results in a reduction of the Guaranteed Equity computed on the basis of the Fair Market Values, the Sellers shall fulfil their guarantee obligations by way of payment to the Purchaser of a value difference computed in conformity with subclause 8.4.2 hereof.


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               8.4.2  The value difference shall be the equivalent of the difference between the Guaranteed Equity and an effectively lower equity resulting from adjustments of assets or liabilities to their effective value that would be payable for 100 percent of the Shares on the basis of the Guaranteed Equity. For the purpose of verifying the Guaranteed Equity and establishing possible adjustments, the Purchaser shall have full access to the working papers of ATAG Ernst and Young underlying the establishment of the Adapted Financial Statements and the Fair Market Values and the Sellers hereby expressly authorize ATAG Ernst and Young to make their corresponding records available to the Purchaser on first request.

               8.4.3 On the occurrence of any event giving rise to a claim under a guarantee of the Sellers hereunder and which is not directly affecting the Guaranteed Equity, the relevant defect shall entail a reduction of the Purchase Price equivalent to the amount of the damages suffered by the Purchaser or the Company as a result of the respective defect, provided that such damages exceed SFr. 200'000.--.

               8.4.4 For the purpose of determining a reduction of the Guaranteed Equity, the accounting and valuation principles underlying the Fair Market Values shall apply except to the extent that these are based on external valuations and declarations of the management of the Company prior to the signing of this Agreement. For the sake of clarity, it is expressly agreed that, for the purpose of determining price reductions, the materiality levels underlying US-GAAP shall not be taken into account.

               8.5 Subclause 8.4 shall only apply subject to the condition that the aggregate amount of value-differences measured on the basis of Fair Market Values are in excess of SFrs. 200'000.--. When computing these value-differences, the materiality levels underlying US-GAAP shall not be taken into account.

               8.6.1 In respect of the Receivables the collectability of which has been guaranteed pursuant to clause 7.22 and 7.23 hereof and for which the Purchaser wishes to assert a claim under the guarantees given, the Purchaser shall cause the Company to sell to the Sellers the claims underlying the Receivables for a purchase price equivalent to the nominal value of the respective claims underlying these Receivables, and the Company is hereby granted a right of sale in respect of the Receivables towards the Sellers exercisable after the lapse of the period in respect of which the Sellers have guaranteed their collectability. In such event, the Purchaser shall claim from the Sellers payment to the Company upon the exercise of the right of

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               sale in respect of the Receivables by way of a release of
               the corresponding amount from the Escrow Account.

               8.6.2 Upon the exercise of the Company's right of sale referred to in clause 8.6.1 above, the Purchaser shall cause the Company to assign the claims underlying the Receivables to Mr. Michel Maillefer for account of all the Sellers or to whom the latter may direct.

               8.6.3 The Purchaser undertakes to grant the Sellers the support and access to records of the Company or of the Subsidiaries, as the case may be, reasonably required to enforce the claims so assigned.


               9.  Resignations and Corporate Actions

               9.1 The Sellers shall, before Completion, submit to the Purchaser a letter of resignation of Messrs. Pierre Maillefer, Henri Maillefer and Fernand Jaccard as members of the Board of Directors of the Company to take effect on the date of Completion, with acknowledgement of each of them to the effect that he has no claim against the Company for fees, other indemnification or loss of office. Purchaser agrees to appoint Mr. Michel Maillefer and Pierre-Luc Maillefer as directors of the Company for as long as they are active employees.

               9.2 Immediately after Completion, the Purchaser shall deliver to the Sellers the minutes of an extraordinary meeting of the shareholders of the Company held by the Purchaser in its capacity as new shareholder of the Company which shall accept the resignations of Messrs. Pierre Maillefer, Henri Maillefer and Fernand Jaccard from their office and which shall grant the withdrawing board members full discharge from the responsibilities of their office.

               9.3 On Completion, the Sellers shall deliver to the Purchaser the written resignation of the persons appointed by the Sellers or representing the Sellers as employers in the pension fund of the Company.

               10.  Special Covenants of Sellers

               10.1 In the event that the authorities having jurisdiction to supervise and enforce the Lex Friedrich were to render a binding preliminary advice to the effect that the sale of the Shares does fall under the Lex Friedrich and were to refuse the consent applied for by the Sellers to the sale of the Shares pursuant to this agreement, the Sellers undertake towards the Purchaser that they shall purchase, or cause any third party that they shall designate to purchase,

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               the properties which barred the granting of the
               authorization within a period of three months following the receipt of the final decision mentioned herein. The Sellers shall then apply for a new decision from the authorities referred to above in order to obtain an authorization to sell the Shares pursuant to this Agreement. In such a case, the Completion of the Agreement shall be postponed until such a new decision approving the sale of the Shares becomes final, but not later than 31st December 1995.

               10.2 In the event of a purchase of the properties pursuant to subclause 10.1 hereof, the purchase price for the properties shall be not less than the book value as shown in the Statutory Accounts and correspond to the current value of the properties at the time of purchase which shall be determined by the Sellers on the basis of any valuation they may in their discretion deem necessary in order to minimize the tax consequences of such purchase. Any taxes, imposts or other charges resulting from or related to the purchase of the properties required to be purchased pursuant to this clause shall be borne by the Sellers by way of a price reduction equivalent to the reduction of the net equity shown in the Fair Market Values resulting therefrom.

               11.  Other Provisions

               11.1 The Purchaser undertakes to enter into separate agreements with all shareholders that have not sold all their shares pursuant to this Agreement providing for an obligation of the Purchaser to those shareholders to purchase from those shareholders all their remaining shares for a price of SFr. 10'375.-- per share during a period of three years following Completion, provided each of those shareholders offer all their respective remaining shares for sale and also provided that they undertake to sell their remaining shares exclusively to the Purchaser during the three year period referred to above.

               11.2 The Purchaser undertakes towards the Sellers that on Completion an employment agreement for an executive position shall have been concluded with Michel Maillefer essentially in the form contained in Annex 17 hereof.

               11.3 The Purchaser undertakes towards the Sellers that on Completion an employment agreement for an executive position shall have been concluded with Pierre-Luc Maillefer as contained in Annex 18 hereof.

               11.4 Those Sellers who are selling to the Purchaser more than 720 shares undertake towards the Purchaser that they shall not be employed or directly or indirectly hold or acquire an interest or be engaged in, or use, or license the name "Maillefer" for any activity or business which is in competition with the business presently operated by Maillefer Instruments SA for a period of five years after the Completion. The acquisition of a non-controlling interest (in the way that all Sellers together have no joint control) in a company for investment purposes only shall be permissible.

               11.5 The Sellers guarantee within the meaning of art. 111 CO that the loan granted by the Company to Mr. Fernand Jaccard shall be repaid within 30 days after Completion.

               11.6 Except as required by law and clause 6.3 and 6.4 and subject to the other provisions of this Agreement, the parties undertake towards each other to observe strict secrecy in respect of the contents of this Agreement and the negotiations that have led to its conclusion. This present secrecy obligation shall survive the conclusion of this Agreement and any other reciprocal secrecy agreements or undertakings entered into by the parties to this Agreement.

               11.7 Prior to Completion, the Sellers and the Purchaser shall consult in advance as to the terms of, the timetable for and manner of any announcement to employees, customers and the suppliers or to the press or otherwise which either may desire or be obliged to make in respect of this Agreement.

               11.8 The rights and obligations of Sellers under this Agreement are joint and several.

               11.9 This Agreement contains the whole agreement between the parties relating to the subject matter of this Agreement and any variation of this Agreement shall only be effective if made in writing.

               11.10 Any notice, claim or demand required to be made under or in connection with this Agreement shall be in writing and shall be deemed sufficiently given if delivered, in the case of the Sellers, to

                         Mr. Michel Maillefer
                         Vieille-Route 4
                         1338 Ballaigues

                              and

                         Mr. Pierre-Luc Maillefer
                         15, Route des Planches
                         1338 Ballaigues

               and in the case of the Purchaser, to

                         Haymann and Baldi

                         Att. Dr. Michel Haymann
                         Hottingerstrasse 17
                         P.O. Box 7033
                         8023 Zurich

               with a copy to

                         Dentsply International Inc.
                         570 College Avenue
                         P.O. Box 872
                         York, PA  17405-0872 / USA
                         Attn J. Patrick Clark, General Counsel

               Any such notice shall be delivered by hand against acknowledgement of receipt or by post and shall conclusively be deemed to have been given when received by the addressee or, if the addressee has deliberately frustrated receipt of such notice or refused to accept it, two days after it was sent to the addressee.

               12.  Governing Law and Arbitration

               12.1 This Agreement shall be governed by the substantive laws of Switzerland.

               12.2 Any disputes arising out of or in connection with this Agreement shall be finally settled by arbitration. The Arbitral Tribunal shall consist of three arbitrators and shall have its seat in Zurich.

               The arbitral proceedings shall be governed by the XIIth Chapter of the Swiss Private International Law Act of 18th December 1987 and to the extent that it is silent, by the Zurich Code of Civil Procedure and the Intercantonal Concordat on Arbitration. The arbitral proceedings shall be conducted in the English language.

               In derogation of art. 183 of the Swiss Private International Law Act, the ordinary courts with proper jurisdiction shall have the power to grant interlocutory relief or issue conservatory orders in the period before an action is pending before an arbitral tribunal or before the Arbitral Tribunal has been validly constituted. In all other instances, the Arbitral Tribunal shall have jurisdiction to grant interlocutory relief and issue conservatory orders.

               For the purpose of this arbitration clause, the Purchaser and the Guarantor shall be deemed to constitute one party. They shall jointly be entitled to nominate one arbitrator only. Any declaration made by either of them in connection with the arbitral process, in particular relating to the nomination of an arbitrator, shall be binding on the other party. In the event that conflicting declarations were to be issued, the first declaration issued shall be binding.

                         For and on behalf of the Sellers




               /s/____________________       /s/____________________
               Michel Maillefer              Pierre-Luc Maillefer



               Dentsply Ltd.


               /s/____________________


               The undersigned Dentsply International Inc. hereby guarantees the proper performance of all obligations of Dentsply Ltd. towards the Sellers within the meaning of art. 111 Swiss Code of Obligations.


               Dentsply International Inc.


               /s/__________________________

                                      SCHEDULE 1


                        Actionnaires Maillefer Instruments SA
                        _____________________________________


                                                  Total
                                                  owned       Sold
                                                  -----       ----
          Maillefer, Marthe                         370       200
          Maillefer, Pierre-Luc                      30        20
          Jaccard, Fernand                           10        10
          Privet, Josiane                           194       194
          Delvecchio, Ghislaine                     300       300
          Ebersberger, Pierrette                    300       300
          Chappex, Reuee                            213       213
          Jaccard, Jacqueline                       300       300
          Schworer, Marie                           490       490
          Maillefer, Marc                           170       166
          Favre, Auqusta                            500       500
          Lecoultre, Claire-Lise                    300       300
          Marletaz, Charles                         193       193
          Maillefer, Michel                       1,640     1,640
          Maillefer, Pierre                       1,110     1,010
          Heirs of Walter Maillefer                 690       690
          Maillefer, Gertrude                       210       210
          Maillefer, Henri*                         180       140
                                                  -----     -----
          Total Shares                            7,200     6,876

          * Henri Maillefer is selling 160 shares
            instead of 140                                     20
                                                            -----
          New total sold                                    6,896
                                                            =====

                                      SCHEDULE 2

                                 Conditions precedent


          1. Completion of the due diligence investigation relating to Financial Statements and accounting, legal matters and environmental matters to the full satisfaction of the Purchaser.

          2. The Company having obtained a binding advice of the Commission Fonciere du Canton de Vaud to the effect that the acquisition of the Shares does not require any authorisation under the Lex Friedrich, or a final and enforceable decision of the Commission to the same effect, or to the effect that permission for the sale of the Shares to the Purchaser has been granted.

          3. Conclusion of employment agreements between the Company and Michel Maillefer and the Company and Pierre-Luc Maillefer to act as executives of the Company.

                                       ANNEXES

          1.   Adapted Financial Statements

          2.   Articles of Incorporation of Maillefer Instruments SA

          3.   Extract from the Commercial Registry of Maillefer
               Instruments SA

          4. Articles of Incorporation of Societe Immobiliere du Champ des Echelles SA

          5. Extract from the Commercial Registry of Societe Immobiliere du Champ des Echelles SA

          6.   Articles of Incorporation of Manuplast SA

          7.   Extract from the Commercial Registry of Manuplast SA

          8. Escrow Agreement between the Sellers, Dentsply International Inc. and Revisuisse Price Waterhouse AG

          9.   Statutory Accounts for the financial period ended 31st
               December 1994

          10. Balance Sheet with Profit and Loss Accounts for the financial period ended 31st December 1994 with attached detailed report of the Auditors

          11.  Disclosure Letter

          12. Documentation submitted by the Sellers for the purpose of the legal due diligence investigation

          13. List and description of trademarks, trade names, copyrights, and all applications therefore, and other similar intellectual property rights held for use by the Company

          14.  List of patents

          15.  List of demarcation agreements or similar agreements

          16. List of Net Contract Receivables in respect of which special payment term conditions have been granted

          17. Format of an employment agreement between Maillefer Instruments SA and Michel Maillefer

          18. Format of an employment agreement between Maillefer Instruments SA and Pierre-Luc Maillefer